Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-4 No. 333-174593) and related Prospectus of Spansion Inc. for the registration of $200,000,000 aggregate principal amount of 7.875% Senior Notes due 2017, the Registration Statement (Form S-8 No. 333-166715) pertaining to the 2010 Equity Incentive Plan of Spansion Inc., and the Registration Statement (Form S-8 No. 333-172519) pertaining to the 2010 Equity Incentive Award Plan of Spansion. Our audit report dated February 12, 2010, with respect to the consolidated financial statements of Spansion Inc. as of December 27, 2009 and for each of the two years in the period ended December 27, 2009, included in this Amendment No. 1 to the Annual Report (Form 10-K/A) for the fiscal year ended December 26, 2010.

/s/ Ernst & Young LLP

San Jose, California

November 2, 2011